ARK GLOBAL LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2025

ARK GLOBAL LLC
CONTENTS



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of ARK Global, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ARK Global, LLC, as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of ARK Global, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ARK Global, LLC's management. Our responsibility is to express an opinion on ARK Global, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ARK Global, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, CPAs

We have served as ARK Global, LLC's auditor since 2024.
Landenberg, Pennsylvania
March 27, 2026

P.O. Box 114 • Landenberg • Pennsylvania • 19350-0114
Phone: 610-713-8208 • www.rwgroupllc.com

ARK GLOBAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash	$	23,532
Accounts receivable		22,199
Prepaid expenses		12,287
Total assets	$	58,018

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts Payable		2,500
Commission payable		21,809
Total liabilities		24,309
Members' equity		33,709
Total liabilities and members' equity	$	58,018

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

ARK Global LLC (the "Company") was organized as a Limited Liability Company in 2007. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on March 18, 2015. On December 31, 2022, the Company sold 51% of its ownership, maintaining its majority woman owned status. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company acts as an intermediary in the marketing of investment strategies for its Asset Manager clients to prospective institutional investors through registered investment advisors, consultants and/or third parties and directly to plan sponsors. The Company does not hold accounts or process transactions for customers.

Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified its Financial and Operations Principal (FinOp) as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting Basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is reported on the members individual tax return.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company's revenues are from consulting fees, fixed retainer fees, and a percentage of the Asset Manager's money management fee. Accordingly, the Company recognizes retainer fees and consulting fees in the period earned, with separate revenue recognition when the performance obligations have been satisfied.

Consulting agreements with Asset Managers are multi-year contracts. Consulting fees are accrued when earned. They are generally paid in arrears on or about the last day of each calendar quarter or month.

Marketing and sales fee contracts are also for multiple years. The Company is compensated by a percentage of the Asset Manager's money management fee. These fees are paid in arrears to the Asset Manager, usually within 45 days, after the end of each calendar quarter or month depending on the payment time frame of the particular strategy. The Company is then paid within 30 days after such fees are received by the Asset Manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable and Contract Balances
Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The determination of the amounts of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As December 31, 2025, the Company's accounts receivable was $22,199. The Company had no contract assets or liabilities December 31, 2025.

Significant Judgments
The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Allowance for Credit Losses
The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). The Company identified no fees receivable as impacted by the guidance. An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. At December 31, 2025, the Company recorded an allowance for credit losses in the amount of $0.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such a financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $21,422 which was $16,422 in excess of the FINRA minimum net capital requirement of $5,000.

4. RELATED PARTIES

The Company has an Expense Sharing Agreement with Vanderbilt Financial Group, a related party through common ownership, (the "Affiliate"), for administrative expenses provided by the Affiliate. The Company compensated the Affiliate $30,000 in 2025. As of December 31, 2025, the outstanding balance due to the Affiliate was $2,500.

5. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2025, two customers accounted for 76.2% of the Company's fee income and one client compromised 76.5% of the accounts receivable balance.

6. COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit as of December 31, 2025, or during the year then ended.

7. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2025, and through when the financial statements were issued. All subsequent events requiring recognition as of the auditor's report date, March 27, 2026, have been incorporated into these financial statements herein.